Exhibit 5

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

Info@StilwellGroup.com

March 29, 2021

Dear Fellow PFBX Owner,

Now that PFBX’s board has increased the dividend from a parsimonious penny to a measly nickel (a 5x increase only 8 days after our last letter!), let us point out two more obvious steps for the directors to take.

#1: The Bank should be repurchasing shares so long as they remain below book value. This improves per share value as well as the share price. With capital levels so high, this step should have been taken YEARS ago.

#2: The Bank should adopt—and publicly announce—a NO-NEPOTISM policy. Passing the CEO role from father to son might be fine for a private company. For a public company like PFBX, we find it appalling.

To the Board—Adopt and announce a NO-NEPOTISM policy!

Sincerely,

Megan Parisi

MParisi@StilwellGroup.com

(212) 269-1551